August 8, 2003


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, DC 20549

RE:      Rule 17f-2
         Expedition Funds
         Registration No. 811-09281, CIK No. 0001083434

Ladies and Gentlemen:

On behalf of our client SENBANC FUND, a series of the Hilliard Lyons Research Trust, we are filing electronically one copy of the EDGARized version of our examination report dated July 11, 2003 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2003.

Yours truly,


/S/ PAUL KRAFT
--------------
Partner


Enclosure

                         INDEPENDENT ACCOUNTANTS' REPORT

Hilliard Lyons Research Trust
501 South 4th Street
Louisville, KY 40202


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Senbanc Fund (the "Fund"), a series of the Hilliard Lyons Research Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from May 30, 2003 (the date of our last examination) through June 30, 2003:

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank (the "Custodian" of the Fund) by The Depository Trust Company, and/or the Federal Reserve Book Entry System, agents of the Custodian;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Fund's records; and

     o Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/S/ DELOITTE & TOUCHE LLP
-------------------------
Boston, Massachusetts
July 11, 2003

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of The Senbanc Fund (the "Fund"), a series of Hilliard Lyons Research Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2003, and from May 30, 2003 through June 30, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and from May 30, 2003 through June 30, 2003, with respect to securities reflected in the investment account of the Fund.




/S/ JAMES M. ROGERS
----------------------------------------
James M. Rogers
President, Hilliard Lyons Research Trust



/S/ PAT COLLETTI
----------------------------------------
Pat Colletti
Treasurer, Hilliard Lyons Research Trust

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549                                      ---------------------------------------
                                                                                            OMB APPROVAL
                       FORM N-17F-2                                           ---------------------------------------
                                                                                OMB Number                 3235-0360
    Certificate of Accounting of Securities and Similar                         Expires:               July 31, 1994
               Investments in the Custody of                                    Estimated average burden
              Management Investment Companies                                   hours per response .............0.05
                                                                              ---------------------------------------
         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
---------------------------------------------------------------------------------------------------------------------
1.  Investment Company Act File Number:                                           Date examination completed:

811-09281                                                                         July 1, 2003
---------------------------------------------------------------------------------------------------------------------
2.  State identification Number:
      ---------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ---------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ---------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ---------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ---------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ---------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ---------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ---------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ---------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ---------------------------------------------------------------------------------------------------------------
      Other (specify):
---------------------------------------------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:  HILLIARD LYONS RESEARCH TRUST
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
4.  Address of principal executive officer (number, street, city, state, zip code):
    501 South 4th Street, Louisville, Kentucky 40202
---------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT